Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

March 13, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 13, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from WisdomTree Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

WisdomTree 1-3 Year Laddered Treasury Fund

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts